UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

UNIFI, INC.
(Name of Issuer)
Common Stock, par value $0.10 per share
(Title of Class of Securities)
904677 10 1
(CUSIP Number)
Dillon Yarn Corporation
Stephen Wener, CEO
55 East 34th Street
Paterson, NJ 07514
(973) 684-1600

(Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)
January 2, 2007
(Date if Event which Requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No. 904677 10 1

	1.	Names of Reporting Person:  Dillon Yarn Corporation
        IRS Identification Number of above
        persons (entities only):  13-2671306


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
        (1)  [  ]
        (2)  [  ]

	3.  SEC Use Only

	4.  Source of Funds (See Instructions):  OO

	5.  Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e):  [  ]

	6   Citizenship or Place of Organization:  South Carolina

Number of
Shares
Beneficia
lly
Owner by
Each
Reporting
Person
With

7.  Sole Voting Power:  8,333,333

8.  Shared Voting Power:

9.  Sole Dispositive Power:  8,333,333

10.  Shared Voting Power:
	11. Aggregate Amount Beneficially Owned by Each Reporting
Person:  8,333,333

	12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

	13. Percent of Class Represented by Amount in Row (11):  15.96%

	14.	Type of Reporting Person (See Instructions):  CO


ITEM 1.	SECURITY AND ISSUER.

	This Schedule 13D relates to the common stock, par value $0.10 per share, (the "Common Stock") of Unifi, Inc. (the "Company"), a New York corporation whose principal executive offices are located at 7201 West Friendly Avenue, Greensboro, North Carolina 27419.

ITEM 2.	IDENTITY AND BACKGROUND.

	The corporation filing this statement is Dillon Yarn Corporation ("Dillon"), a South Carolina corporation. Dillon's principal business is textile manufacturing and distributing. The business address of Dillon is 55 East 34th Street, Paterson, New Jersey 07514. During the last five (5) years Dillon has not been convicted in any criminal proceedings. During the last five (5) years Dillon has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibit or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

	On January 2, 2007 ("Effective Date"), Dillon and Unifi Manufacturing, Inc. ("Buyer"), a wholly owned subsidiary of Company, closed a transaction pursuant to an Asset Purchase Agreement dated October 25, 2006 by and between Dillon and Buyer (the "Agreement"), whereby Buyer agreed to buy, and Dillon agreed to sell, certain of Dillon's assets located at its manufacturing facility in Dillon, South Carolina (the "Assets") for an aggregate purchase price of Sixty Two Million Five Hundred Thousand ($62,500,000) Dollars (the "Purchase Price"). Buyer paid Dillon Forty Four Million Five Hundred Thousand and One ($44,500,001) Dollars in cash for the Assets and provided the balance of the Purchase Price in the form of Eight Million Three Hundred Thirty Three Thousand Three Hundred Thirty Three (8,333,333) shares of Company's Common Stock (the "Shares").



ITEM 4.	PURPOSE OF TRANSACTION.

	Dillon acquired the Shares as partial consideration for the sale of the Assets to Buyer pursuant to the Agreement and has no definitive plan or proposal which may relate to or would result in
(a) the acquisition by any person of additional securities of Company, or the disposition of securities of Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Company or any of its subsidiaries; (d) any change in the present board of directors or management of Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Company; (f) any other material change in Company's business or corporate structure including but not limited to, if Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940; (g) changes in Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of Company by any person; (h) causing a class of securities of Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;
or (j) any action similar to any of those enumerated above.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

	Based upon the information set forth in Company's Quarterly Report on Form 10-Q for the quarterly period ending September 30, 2006 as filed with the Securities and Exchange Commission on November 3, 2006, there were 52,208,467 shares of Common Stock issued and outstanding as of November 1, 2006. As of the Effective Date, Dillon owned 8,333,333 shares of Common Stock, which represents 15.96% of the issued and outstanding shares of Common Stock issued and outstanding as of November 1, 2006. Dillon has the sole power to vote and sole power to dispose or direct the disposition of the Shares. Other than Dillon, no other person is known to have the right to receive, or the power to direct, the receipt of dividends from, or the proceeds from the sale of, the Shares. Except for the acquisition of the Shares described in Item 3 of this Schedule 13D, Dillon has not engaged in any transactions in the Company's Common Stock during the past sixty (60) days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
	     RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

	Pursuant to the terms of that certain Registration Rights Agreement dated January 1, 2007 by and between Company and Dillon, Company agreed to use reasonable efforts to register with the Securities and Exchange Commission (i) any and all shares of Common Stock issued to Dillon at the closing of the transaction contemplated by the Agreement, and (ii) any shares of Common Stock issued or issuable to Dillon with respect to the Shares by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization or otherwise and any shares of Common Stock or voting common stock issuable upon conversion, exercise or exchange thereof.

	In addition, the holders of the shares of Common Stock issued to Dillon as a result of the Agreement agreed that they would not, without the prior written consent of the Company, for a period of 30 months commencing on January 1, 2007 (the "Lock-Up Period") transfer the Shares either directly or indirectly, except that, notwithstanding the foregoing, (i) Dillon may sell (y) in the aggregate, up to 33% of the Shares held by Dillon during the period beginning on the first day of the 7th month and ending on the final day of the 18th month of the Lock-Up Period, and (z) in the aggregate, up to 66% of the Shares held by Dillon beginning on the first day of the 19th month and ending on the final day of the 30th month of the Lock-Up Period, and (ii) at any time and from time to time after January 1, 2007, Dillon may transfer any portion of the Shares to certain employees as stock bonus compensation for services rendered by such employees.

	The description of the Registration Rights Agreement contained herein is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed herewith as Exhibit 7.1.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 7.1:	Registration Rights Agreement dated January 1, 2007,
by and between Company and Dillon.






Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 11, 2007

	/s/ Stephen Wener
Stephen Wener, Chief Executive Officer,
on behalf of Dillon Yarn Corporation




(.continued)
(continued.)



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